STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC.

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED BY-LAWS

The following amendment to the Amended and Restated By-Laws (the “By-Laws”) of State Street Variable Insurance Series Funds, Inc. (the “Company”) was duly adopted by resolution of a majority of the Directors of the Company at a meeting of the Directors held on September 15, 2022.

1.	The first sentence of Section 1 of Article II of the By-Laws is hereby amended to read in its entirety as follows:

“The number of directors which shall constitute the entire Board of Directors shall be nine.”

The foregoing amendment shall be effective as of the 15th day of September, 2022.